Novartis AG
Postfach
4002 Basel
Switzerland

June 30, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated June 2, 2011, which was in response to our letter dated April 22, 2011.  For ease of reference, we set forth your comments below, followed by our responses.

Item 4.B Business Overview

Pharmaceuticals

Compounds in Development, page 38

SEC Comment No. 1

Please refer to prior comment one.  We acknowledge your assertions and proposed new disclosures.  Considering that almost 80% of your research and development expenses for each of the last three years were incurred by the Pharmaceuticals Division, please provide to us a further breakdown of research and development expenditures for that Division for 2010 and 2009, consistent with your management of these activities; e.g., a breakdown using information provided to the IMB by therapeutic class, development phase or other basis consistent with your management of these clinical development activities.  If you do not track research and development costs in any manner other than in the aggregate at the division level, please provide to us proposed disclosure describing these circumstances to be included in future periodic reports.  To the extent that you track research and development costs by project groupings, please provide to us cost information and a description of each of these groupings.  Also, consistent with the discussion on page 5 of your response, please provide to us a breakdown of your research and development costs that includes direct research and development project expenditures, personnel-related costs and other costs, such as infrastructure, travel and information technology.

Novartis Response

We acknowledge your request for information regarding our Pharmaceuticals Division’s research and development expenditures broken down according to any “project groupings” tracked by Company management.  Of course, information regarding our expenditures is available to our management to a significant degree of granularity, and can be, and from time to time is, aggregated in a number of ways.

However, as stated in our letter dated April 22, 2011, we manage our research and development expenditures across our entire portfolio in accordance with our internal priorities.  We do not manage our expenditures by therapeutic area, or on some other “project grouping” basis.  Rather, we manage expenditures globally, and make decisions about whether or not to proceed with development projects on a project-by-project basis.  These decisions are based on the project’s potential to meet a significant unmet medical need or to improve patient outcomes, the strength of the science underlying the project, and the potential of the project (subject to the risks inherent in pharmaceutical development) to generate significant positive financial results for the Company.

It is these factors which are significant to management in making decisions about our portfolio, and we report significant amounts of information about these aspects of our projects to investors.  This information can be found in our Form 20-F, as well as in our quarterly financial results releases, our ad hoc disclosures, in presentations to analysts which are disclosed on www.novartis.com, and in other public disclosures, such as www.clinicaltrials.gov.

For these reasons, we will enhance our disclosure of our research and development expenditures commencing with the filing of our Form 20-F for 2011 by adding the following statement to the Research and Development section of the Pharmaceuticals Division portion of Item 4.B (set forth on page 49 of the 2010 Form 20-F):

We manage our research and development expenditures across our entire portfolio in accordance with our internal priorities. We make decisions about whether or not to proceed with development projects on a project-by-project basis.  These decisions are based on the project’s potential to meet a significant unmet medical need or to improve patient outcomes, the strength of the science underlying the project, and the potential of the project (subject to the risks inherent in pharmaceutical development) to generate significant positive financial results for the Company.  Once a management decision has been made to proceed with the development of a particular molecule, the level of research and development investment required will be driven by many factors including the medical indications for which it is being developed; the number of indications being pursued; whether the molecule is of a chemical or biological nature; the stage of development; and the level of evidence necessary to demonstrate clinical efficacy and safety.

SEC Comment No. 2

Please refer to prior comment one.  Please address the following for the projects listed in the Selected Development Projects table on pages 38 to 42:

•                  SEC Request: Provide us proposed disclosure to be included in future periodic reports of a summary of changes in 2010 to this table, including projects added, projects terminated and projects transitioned to the commercialization phase.  For projects terminated in 2010, disclose the reason therefore (e.g. it was determined during the period that the clinical results did not meet the necessary standards for regulatory approval).

•                  Novartis Response: Commencing with the filing of our Form 20-F for 2011 we will modify our “Projects Terminated” disclosure (set forth at page 47 of our 2010 Form 20-F) by displaying it immediately following the Compounds in Development table, and by revising it as follows:

Projects Added To And Subtracted From

The Development Table Since 2010

Project/Product	Potential indication/Disease area	Change	Reason
[This box will display the project code name or product name]	[This box will display the potential indication in the event that the change impacts only a single indication]	[This box will display the change that has occurred, e.g., project added, project terminated, project commercialized]	[This box will display the reason for the change]

•                  SEC Request:  Provide us proposed disclosure to be included in future periodic reports that indicates the year that each project entered the “current phase.”

•                  Novartis Response:   Commencing with the filing of our Form 20-F for 2011 we will add a column to the Compounds in Development table immediately to the left of the “Planned filing dates/Current phase” column.  The new column will be entitled “Year Project Entered

Current Development Phase” where we will list the requested information for each project.

•                  SEC Request: As previously requested provide us information regarding the remaining term of patents for each project.  If you do not know or cannot estimate the remaining patent life for a particular patent(s) associated with a project(s), please tell us the specific facts and circumstances governing this limitation.

•                  Novartis Response: As set forth in our letter dated April 22, 2011, there are a number of reasons why the ultimate patent life on our compounds in development cannot be known, and indeed are little more than a matter of speculation, until such time as those compounds in development are approved by the various health authorities around the world for sale in the relevant market — if such an approval ever occurs.

•                  Patent applications are typically filed throughout the development process, with some filed early in the process, and often some filed late in the process, as additional uses for the product are discovered.

•                  In certain key countries, data exclusivity periods may be available, and may impact the period during which we would have the exclusive right to sell the product.  These exclusivity periods run from the date the products are approved, and so their expiration dates cannot be known until the product approval dates are known.

•                  Regarding patents that are applied for and granted comparatively early in the development process, the length of the patent term still cannot be known until the product is approved for sale (if this occurs), at which time a patent term extension is often granted for a period of time related to the length of time taken by FDA (or countries’ health authorities) to review the product’s application.  The length of this extension cannot be known in advance, but is only determined after the product is approved.

For all these reasons, information regarding the patent terms of our development projects cannot be known with certainty prior to product approval, and would be inherently speculative.  As a result, providing any estimates as to patent life would suggest more certainty on our part than would be warranted, and would in our view therefore be misleading to investors.

Accordingly, in order to assist investors in understanding the patent status of our development projects, commencing with the filing of our Form 20-F for 2011 we will modify the “Intellectual Property” portion of the Pharmaceuticals Division section of Item 4.B (which begins on page 55 of our 2010 Form 20-F) by adding the following to it, after the listings of the patent status of our marketed products:

Compounds in Development

We file patent applications on our compounds in development during the course of the development process.  The length of the term of any patents on our development compounds cannot be known with certainty until after a compound is approved for marketing by a health authority.  This is so because patent applications for many of the compounds will be pending during the course of the development process, but not yet granted.  In addition, while certain patents may be applied for early in the development process, such as for the compound itself, it is not uncommon for additional patent applications to be applied for throughout the development process, such as for formulations, or additional uses. Further, in certain countries, data exclusivity periods may be available, and may impact the period during which we would have the exclusive right to sell a product. These exclusivity periods run from the date the products are approved, and so their expiration dates cannot be known until the product approval dates are known.  Finally, in the US and other countries, pharmaceutical products are eligible for a patent term extension for patent periods lost during regulatory review.  The law recognizes that review by the FDA and other health authorities can take an extended period, and permits an extension of the patent term for a period related to the time taken for the health authority’s review.  However, the length of this extension cannot be known in advance, but is only determined after the product is approved.

Item 5. Operating and Financial Review and Prospects

Impairment of long-lived intangible and tangible assets, page 129

SEC Comment No. 3

Please refer to prior comment two. You use either the excess earnings or relief of royalty method to determine fair value for acquired assets and liabilities. For each asset you valued using the relief-of-royalty method, please tell us:

•                  The carrying value you assigned to it;

•                  Its nature, intended use and, if not complete, its stage of development and the nature of the efforts and steps necessary to complete it; and

•                  Why you believe the relief of royalty method versus another method is the most appropriate.

Novartis response

As part of our Alcon Purchase Price Allocation we used the relief-of-royalty method to determine fair values of the Alcon brand name and certain technologies currently used in Alcon’s surgical business. The identified technologies used in the surgical business are: Cataract, Vitreoretinal and Refractive.

The carrying values assigned to these assets were as follows:

$ million
Existing technologies
Cataract technology	4,130
Vitreoretinal technology	420
Refractive technology	120
Total	4,670
Alcon trade name	2,980
Total assets valued using the relief of royalty method	7,650

These assets meet the criteria for initial recognition of intangible assets as per IAS 38 IN7 and were all completed, in existence and in use at the acquisition date, and subsequently remain in use. The relief-of-royalty method was used to value these assets as Alcon benefits from owning the assets rather than paying royalties for the use of the assets.

The valuation method for these intangible assets is also in line with good valuation practice. The royalty rates were estimated to be the amount that a licensor and licensee would negotiate if both had reasonably and voluntarily attempted to reach an agreement.

The estimations were based on investigations in similar or comparable assets and related royalty rates, and took into account guidance and calculations provided by an external professional valuation company, who also validated the relief-of-royalty method for valuation of these assets.

Notes to the Novartis Group Consolidated Financial Statements

Note 2: Significant Transactions, business combinations and divestments

Acquisitions in 2010: Corporate—Alcon, Inc., page F-21:

Novartis response to SEC Comments 4 - 8

We note that SEC Comments 4-8 set forth questions concerning the methods that the Company used to value the first two of the three tranches in the Company’s ultimate 100% acquisition of Alcon, Inc.  Given the interrelated nature of these comments, we set forth here the methods by which we valued our acquisition in Alcon, and then respond to any specific questions below.  The discussion of our valuation methodology relies on the chronology of events set out in Addendum A hereto, and the information related to the share price of Alcon, Inc., which is attached as Addendum B hereto.

Valuation Method.  We performed a valuation of Alcon with the support of an independent valuation expert, as part of our purchase price allocation as at August 25, 2010, the date we completed the acquisition of 77% of Alcon, Inc.  As of that date, we performed our valuation in three parts.

•                  We determined the value of the entire 100% of the Alcon business and our 77% interest.

•                  We determined the value of the approximately 52% second tranche of shares acquired from Nestlé on that same date.

•                  We determined the value of our first approximately 25% tranche of Alcon shares, which had been acquired from Nestlé pursuant to the same agreement on July 7, 2008.

With respect to the first tranche — the initial non-controlling 25% interest acquired from Nestlé — we deemed the correct basis for the fair value of those shares as of August 25, 2010 to exclude any control premium.  This conclusion was based on a comparison of the prices paid for the first and second tranches, which clearly showed that the entire control premium for Alcon was included in the payment for the second tranche.

Valuation of 77% Stake.  The Company’s valuation analysis showed that the fair value of the Company’s 77% interest in Alcon, Inc. at August 25, 2010 was $168.00 per share.  This $168.00 per share figure resulted in a total fair value for the 77% stake at August

25, 2010 of $38.7 billion.  This per-share value is also equal to the approximate average net price we paid to Nestlé for the total 77% interest, and ultimately also the amount we paid the non-controlling shareholders for the 23% public float.

Valuation of 25% Stake.  The Company’s valuation analysis showed that the fair value of the Company’s approximately 25% first tranche of shares acquired from Nestle was approximately $139.00, in recognition of its status as a non-controlling interest.  This amount was determined by first determining the value of the 52% second-tranche controlling interest.  The value of the second-tranche acquisition was subtracted from the value of the full 77% acquisition, with the difference being the value of the first tranche.

As stated, the total fair value for the full 77% was $38.7 billion.   And the Company paid approximately $28.3 billion in cash on August 25, 2010 for the second tranche.  The difference, $10.3 billion, resulted in a per share valuation of approximately $139.00 for the first tranche.

This method was deemed to be appropriate since the acquisition of the two tranches was interrelated and negotiated in a single contract.  Assessing differing values for controlling and non-controlling interests is also supported by the guidance given in IFRS 3.B45. This approach to determine the fair value of the initial stake was also considered to be consistent with the guidance within IFRS 3.32(a) (iii).

In addition, this $139.00 per share valuation was assessed for reasonableness, in particular through an effort to determine an estimated share price for a non-controlling interest absent any speculation that Novartis might be willing to acquire the shares of shareholders of the outstanding non-controlling 23% interest in Alcon at a premium. In this regard, external information and market assessments were analyzed to determine whether such a difference to the quoted NYSE share price was caused by merger speculation. As a market price excluding such speculation (i.e. any potential premium to be paid) was not available, such value was derived from externally available information using different methodologies such as:

(a) an estimate of the unaffected share price based on the evolution of EPS and price earnings multiples from the date before the announcement of the purchase agreement between Nestlé and Novartis in 2008;

(b) an estimate of the unaffected share price based on the evolution of the healthcare index over the period of the announcement; and

(c) independent brokers’ estimates of the unaffected share price.

The arithmetical average of the unaffected share price as of August 25, 2010 using these three methodologies was approximately $138.00 per share.  This estimated value was close to our $139.00 per share valuation.

Using $139.00 per share as the fair value for the initial 25% tranche and comparing this to the carrying value as of August 25, 2010 for this interest as outlined in our response to SEC Comment No. 5 below, resulted in a revaluation gain on the initial approximately 25% interest of approximately $335 million as outlined below:

August 25, 2010
Novartis stake	Fair value
units	USD per share	$ m

230,137,500	168	38,663.1

Total purchase price 2nd stake (52%)		-28,343.5

74,061,237	Residual amount allocated to 25% interest	10,319.6

IFRS book value 25% as associated company (*)		-9,942.0

Recycling of loss on OCI movements (equity accounting method)		-42.7

Revaluation gain		334.9

*) Investment of initial 25% in Alcon in July 2008	10,432.0
Novartis share of Alcon results between July 2008 and August 2010, incl. Dividend payments recorded in profit and loss	-447.3
Novartis share of Alcon results between July 2008 and August 2010, incl. Dividend payments recorded in OCI	-42.7
Book value 25% as associated company	9,942.0

SEC Comment No. 4

Please refer to prior comment six. You assert that market speculation increased Alcon’s stock price prior to August 25, 2010, effectively adding a premium that should be excluded in determining fair value for the previously held 25% ownership interest in Alcon. Please provide us with your analysis supporting the existence of this speculative “potential premium” in Alcon’s quoted market price, as discussed in the last paragraph on page 19 of your response. In your response, please explain whether you performed a valuation of Alcon, supporting your $38.7 billion fair value for the 77% stake controlled, how the value incorporated the control premium you paid and how your allocation of that value to the initial and the second stakes did not effectively result in a valuation of your previously held first stake at your 2008 purchase price.

Novartis Response

Please see Novartis Response to SEC Comments 4-8.  In addition, with respect to your question as to Alcon’s stock price, the closing share price of Alcon, Inc. on August 25,

2010 was $160.37, significantly higher than the $139.00 per share which, according to our analysis, was the appropriate value for non-controlling shares.  The Company did not consider this price an appropriate price to value the Alcon shares acquired for the reasons set forth in Response to SEC Comments 4-8.  In addition, the Company did not consider the quoted share price at this date as the appropriate amount to value either the controlling 52% interest or the non-controlling 25% interest since:

•                  it represented neither the per share amount paid by Novartis for the total 77% interest,

•                  nor the amount likely to be paid for the remaining non-controlling interests,

•                  nor an amount that appropriately reflected the differential on the price per share for a controlling versus a non-controlling interest.

SEC Comment No. 5

As described on page 18 of your response, you attributed a $10.4 billion value to your previously-held ownership interest in Alcon, which reflected a price of $140.68 per share. However, you state on page 19 that the resulting per share fair value assigned to the initial tranche was $139 per share, which you assert was a reasonable estimate for a non-controlling minority interest absent any speculation that control would be transferred. Please explain why the amounts differ?

Novartis response

As indicated above in our response to SEC Comments 4-8, the $140.68 per share value (equal to the transaction price of $143.18 per share reduced by the dividend of $2.50 per share) represents the fair value of the 25% Alcon interest at the date of the acquisition of the initial 25% non-controlling interest on July 7, 2008 and the per share value of $139.00 represents the estimated unaffected fair value at the date of the acquisition of the 52% controlling interest on August 25, 2010.

SEC Comment No. 6

Please provide us an analysis showing how the $181 price per share reflected Alcon’s market price per share at the exercise date, the 20.5% control premium and adjustment for the $181 per share cap.

Novartis response

In April 2008, we entered into an agreement with Nestlé which gave us the right to acquire Nestlé’s 52% controlling interest in Alcon for a fixed price of $181.00 per share. This price was negotiated in an arm’s-length exchange and therefore represents fair value for the two parties concerned. It includes a substantial control premium as foreseen in the terms of the agreement with Nestlé to be paid upon ultimate completion of the transaction. According to the agreement between the parties, the $181.00 per share was then also the cap price per share relative to Nestlé’s option to put its controlling interest to Novartis at a premium of 20.5%.

SEC Comment No. 7

We acknowledge your reference to paragraph BC335 of IFRS 3, where the IASB decided not to include in the revised IFRS 3 guidance on using valuation techniques to measure the acquisition-date fair value of the acquirer’s interest in the acquiree. However, paragraphs 27A and 27B of IFRS 7 require disclosure using a fair value hierarchy, under which the highest level is quoted prices in active markets for identical assets or liabilities. As Alcon was trading on the New York Stock Exchange, its market price appears to have represented the highest level under this fair value hierarchy, and therefore the most reliable measure of fair value. Please explain how you considered this guidance in valuing your previously-held 25% ownership interest in Alcon.

Novartis response

IFRS 7 is a disclosure-only standard and was not considered by the Company to be the most relevant guidance to apply when determining the fair value of the previously-held approximately 25% non-controlling interest in Alcon, Inc. Fair value is defined in IFRS 3 as “the amount for which an asset could be exchanged or a liability settled, between knowledgeable willing parties in an arm’s length exchange.”

As explained in our response to SEC Comment No. 4, above, Novartis assessed that the Alcon, Inc. share price on August 25, 2010 was affected by market speculation that Novartis might be willing to acquire shares of the publicly-held 23% non-controlling interest at a premium. The fact that the Company had agreed to pay a premium to Nestlé for certain of their shares was a matter of public knowledge, and the Company was aware of the expectations of the outstanding 23% non-controlling shareholders to also receive a premium if Novartis wanted to acquire their shares in Alcon, Inc., as well.

The fair value per share excluding the control premium has been assessed to be approximately $139.00 for the initial non-controlling interest of approximately 25% and $181.00 (including the control premium) for the controlling interest of approximately 52%.

SEC Comment No. 8

Please explain to us how you considered the guidance in paragraph B44 of IFRS 3, which provides guidance for measuring non-controlling interests at fair value, when elected.

Although you did not elect to measure the remaining non-controlling interest at fair value, this guidance indicates that an acquirer should use other valuation techniques when active market prices are not available. Explain to us how you considered this guidance in valuing your previously-held interest in Alcon. Tell us why it would be appropriate to value non-controlling interests, but not the previously held equity interest, using quoted market price.

Novartis response

While it is not for us to make a general pronouncement as to when or in what circumstances it might or might not be appropriate to value non-controlling interests using quoted market price, as to the present circumstances, we considered it inappropriate to use the quoted market price to value the non-controlling interests that we had acquired in Alcon, Inc. for the reasons set forth above in response to SEC Comment No. 4.

As stated in our accounting policies, the value of the 23% outstanding non-controlling interest included in the Novartis Group equity at August 25, 2010 represented the appraised fair value of the identified net assets attributable to this non-controlling interest (as permitted by IFRS 3.19). 100% of the appraised value of these net assets totaled $27.1 billion.  As a result, the proportionate share attributable to the 23% outstanding non-controlling interests amounted to $6.3 billion.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group

Addendum 1

Chronology of the transaction

April 7, 2008

On April 7, 2008, the Company announced a transaction, which included (1) the purchase of 24.8% of Alcon, Inc. (Alcon) from Nestlé S.A. (Nestlé ) and (2) put (held by Nestlé) and call (held by the Company) options for the Company to acquire the remaining 52.2% of Alcon held by Nestlé. The purchase and option agreement was signed on April 6, 2008.

The average purchase price of this two-step acquisition was expected to be around $164, which was a premium of approximately 21% over the quoted market price of the Alcon share on March 12, 2008.

The closing share price of Alcon, Inc. was $148.44 on April 4, 2008, the last trading day prior to the date of signing. The call option could be exercised by the Company at a fixed price of $181 per share, and Nestlé could put at a premium of 20.5% over the one-week volume weighted average share price (subject to a dividends adjustment) but not to exceed $181 per share.

July 7, 2008

The first step of the transaction closed on July 7, 2008. The price per Alcon share paid for the 24.8% interest in Alcon was based on the purchase price agreed in the purchase and option agreement ($10,603,962,009), subject to a dividends adjustment. Using this formula, the Company paid $143.18 per Alcon share reduced by the $2.50 per share dividend received from Alcon in the period from April 6, 2008 to July 7, 2008, resulting in a net book value per Alcon share for the initial 24.8% interest of $140.68.

January 4, 2010

The Company exercised its call option to acquire the remaining approximately 52% interest in Alcon from Nestlé for $181 per share. The Company also announced its proposal to acquire the remaining approximately 23% interest in Alcon (which was held by the public shareholders) through a Swiss merger for consideration of 2.8 Novartis AG shares for each Alcon share.

The Alcon share price on December 30, 2009, the last trading day before the Company exercised its call option,  was $166.00 per share. However, due to the public speculation about the impending exercise of the options, the Company estimated that the unaffected share price of Alcon, was $137 per share.

August 25, 2010

The transaction for the acquisition of the 52.2% of Alcon shares held by Nestlé closed on August 25, 2010. The Company paid approximately $181.00 per share to Nestlé, in accordance with the terms of the purchase and option agreement. The closing share price of the publicly-traded Alcon shares on August 25, 2010 was $160.37.

December 15, 2010

On December 15, 2010, the Company announced that it had reached an agreement with Alcon to acquire the remaining approximately 23% non-controlling interest in Alcon through a Swiss law merger, for a consideration in Novartis shares and cash totaling $168.00 per Alcon share. The merger agreement was signed on December 14, 2010, and the merger closed on  April 8, 2011.

Addendum 2

Inputs
Unaffected Share Price	$143.18
Median Decline of Pharma Index PE	(24.7)%

Methodology 1

				Implied Alcon Unaffected Share Price
	EPS			April	Current Market
Estimate	4-Apr-08	25-Aug-10	% Change	2008 PE	Adjusted PE²
Next 12 months P/E multiple	6.61	8.14	23.2%	176	133

Methodology 2

							Implied Aries
	Price			PE Ratio			Unaffected
Index	4-Apr-08	25-Aug-10	% Change	4-Apr-08	25-Aug-10	% Change	Share Price ($)
Healthcare Indices (where Alcon is not a component)
S&P 500 Healthcare Index	369.7	329.6	(10.8)%	14.9	11.1	(25.2)%	128
S&P 500 Pharmaceutical Index	305.2	282.4	(7.5)%	13.4	10.1	(24.7)%	133
S&P 500 Pharmaceutical and Biotechnology Index	342.0	314.5	(8.0)%	14.4	10.7	(25.6)%	132
S&P 500 Healthcare Equipment & Services Index	364.8	304.9	(16.4)%	15.9	12.0	(24.2)%	120

Russell 1000 Growth Drugs & Pharmaceuticals Industry	101.8	NA	NA	16.10	NA	NA	NA
Russell 1000 Value Medical & Dental Instruments & Supplies Industry	172.3	NA	NA	18.24	NA	NA	NA
			(10.7)%		Mean	(24.9)%	128

Sector Indices (where Alcon is a component)
NYSE Healthcare Index	6465.42	5844.7	(9.6)%	15.1	11.0	(26.9)%	129
Bloomberg World Healthcare Products Index	152.12	127.2	(16.4)%	20.1	15.1	(24.8)%	120
Bloomberg Americas Healthcare Products Index	173.65	141.6	(18.5)%	19.4	13.9	(28.0)%	117
Bloomberg World Consumer Non Cyclical Index	154.32	139.1	(9.9)%	17.8	15.2	(14.6)%	129
Bloomberg World Americas Consumer Non Cyclical Index	132.03	121.6	(7.9)%	17.3	13.7	(20.8)%	132
Bloomberg San Diego Medical Device Manufacturers Index	194.53	201.9	3.8%	49.0	33.1	(32.4)%	149
			(9.7)%		Mean	(24.6)%	129

						(24.7)%	129

Methodology 3

Mean of Brokers’ Estimates of ACL Unaffected Share Price - Comparable to 04-Jan-Analysis	154
Mean of Brokers’ Estimates of ACL Unaffected Share Price- Mentioned implicitly/in Broader Context	150
Mean of available estimates	153

Unaffected share price as of 25 August 2010	138